KYN CAPITAL GROUP, INC.

535 Fifth Avenue, 4th Floor
New York, NY 10017
Phone (845) 536-4861

March 23, 2018

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Sherry Hayward

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: KYN Capital Group, Inc.
Offering Statement on Form 1-A
File No. 024-10772

Dear Ms. Long:

Kindly be advised that KYN Capital Group, Inc. (the “Company”) requests that its Regulation A offering be qualified on Monday, March 26, 2018 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me at 845-512-8680.

Sincerely,

/s/ Clem A. Yeboah

Clem A. Yeboah
Chairman